A 12/3

SO 12/2/02

ANNUAL AUDITED REPORT FORM x-17a-5 PART III

02019283

UNITE[D STATES]
SECURITIES AND EX[CHANGE COMMISSION]
Washington, D.C. 20549

SEC FILE NUMBER
~~8-43127~~ 8-16335

FACING PAGE

Information Required or Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/29/01 (MM/DD/YY) AND ENDING 9/27/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ameritrade, Inc.

NOV 26

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4211 South 102nd Street
(No. and Street)

Omaha (City) Nebraska (State) 68127 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. John R. MacDonald (402) 331-7856
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

2000 First National Center (Address) Omaha (City) Nebraska (State) 68102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 04 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John R. MacDonald swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ameritrade, Inc., as of September 27, 2002, are true and correct, I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Name

Chief Financial Officer

Title

GENERAL NOTARY-State of Nebraska
CHERYL L. SMITH
My Comm. Exp. March 10, 2004

Cheryl L. Smith

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Supplemental Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Deloitte & Touche LLP
Suite 2000
1620 Dodge Street
Omaha, Nebraska 68102-1578

Tel: (402) 346-7788
Fax: (402) 346-0711
(402) 344-0372
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Ameritrade, Inc.
Omaha, Nebraska

We have audited the accompanying statement of financial condition of Ameritrade, Inc. (formerly Advanced Clearing, Inc.) (the "Corporation") (a wholly-owned subsidiary of Ameritrade Holding Corporation), as of September 27, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Ameritrade, Inc. as of September 27, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

November 15, 2002

AMERITRADE, INC.
(FORMERLY ADVANCED CLEARING, INC.)
(A Wholly-Owned Subsidiary of Ameritrade Holding Corporation)

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 27, 2002

ASSETS

Cash and Cash Equivalents	$ 3,506,793
Cash and Investments Segregated in Compliance with Federal Regulations	3,001,589,222
Receivable from Brokers, Dealers, and Clearing Organizations	934,261,929
Receivable from Customers and Correspondents - Net of allowance for doubtful accounts of $4,717,001	932,246,266
Goodwill	140,837,798
Acquired Intangible Assets - Net of accumulated amortization of $625,387	14,311,185
Other Assets	18,060,013
Total Assets	$5,044,813,206

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Payable to Brokers, Dealers, and Clearing Organizations	$1,276,471,336
Payable to Customers and Correspondents	3,410,457,207
Accounts Payable and Accrued Liabilities	46,656,586
Deferred Income Taxes	2,068,564
Total Liabilities	4,735,653,693
Commitments and Contingencies	
Stockholder's Equity:	
Common Stock, $10 par value, 20,000 shares authorized; 7,559 shares issued and outstanding	75,590
Additional Paid-in Capital	288,609,513
Retained Earnings	20,474,410
Total Stockholder's Equity	309,159,513
Total Liabilities and Stockholder's Equity	$5,044,813,206

See notes to statement of financial condition.

AMERITRADE, INC.
(FORMERLY ADVANCED CLEARING, INC.)
(A Wholly-Owned Subsidiary of Ameritrade Holding Corporation)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 27, 2002

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Ameritrade, Inc. (formerly Advanced Clearing, Inc.) (the "Corporation") is a wholly-owned subsidiary of Ameritrade Holding Corporation (the "Parent Company"). The Corporation is a broker-dealer that provides trade execution and clearing services to clients and correspondent broker-dealers. The Corporation is required to abide by all applicable rules and regulations of the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and the various securities exchanges in which it maintains membership.

The statement of financial condition includes material related party transactions consisting of certain amounts which represent allocations made to and from affiliated companies.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Receivables from customers and correspondents include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or similar transactions, are not reflected in the accompanying statement of financial condition.

The Corporation reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such asset may not be recoverable. The Corporation evaluates recoverability by comparing the undiscounted cash flows associated with the asset to the asset's carrying amount.

The Corporation files a consolidated income tax return with the Parent Company on a calendar year basis. The Corporation is allocated income taxes determined on a separate return basis. Deferred income taxes are provided for temporary differences between financial statement income and taxable income. The principal temporary differences arise from amortization, bad debts, prepaid expenses, and certain accrued liabilities. Deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities.

The Corporation considers temporary, highly liquid investments with an original maturity of three months or less to be cash equivalents, except for amounts required to be segregated in compliance with federal regulation.

Cash and investments (consisting primarily of U.S. Treasury Bills and repurchase agreements) of $2,988,725,959 have been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

A number of correspondent broker-dealers maintain accounts with the Corporation. To allow these broker-dealers to classify their assets held by the Corporation as allowable assets in their computation of net capital, the Corporation has agreed to compute a separate reserve requirement for Proprietary

Accounts of Introducing Brokers (PAIB). The Corporation had $12,863,263 of its cash and investments segregated for its PAIB reserve at September 27, 2002. This amount exceeded the calculated PAIB requirement and no additional deposit was required.

The Corporation considers the amounts presented for financial instruments on the statements of financial condition to be reasonable estimates of fair value.

2. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers, dealers and clearing organizations are comprised of the following:

Receivable:	
Securities borrowed	$ 898,399,040
Securities failed to deliver	1,191,513
Clearing organizations	34,671,376
Total	$ 934,261,929
Payable:	
Securities loaned	$1,247,328,285
Securities failed to receive	2,396,401
Clearing organizations	26,746,650
Total	$1,276,471,336

3. NET CAPITAL

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital, as defined in the Rule. The Corporation computes its net capital under the alternate method, as defined in the Rule. Net capital and the related net capital requirement may fluctuate on a daily basis. At September 27, 2002 the Corporation had net capital of $126,602,245 and a net capital requirement of $20,379,528.

4. EMPLOYEE BENEFIT PLANS

The Parent Company has a 401(k) and profit-sharing plan, under which the Corporation's annual contribution is determined at the discretion of the Parent Company's Board of Directors.

The Corporation's employees participate in the Parent Company's stock option and incentive plans.

5. COMMITMENTS AND CONTINGENCIES

Lease Commitments – The Parent Company and its subsidiaries lease certain computer and office equipment under various operating leases and rents its facilities through an affiliated company on a month-to-month basis.

Borrowing Arrangements – The Corporation has access to credit facilities with financial institutions up to $125 million. The financial institutions may make loans under line of credit arrangements or issue letters of credit under these facilities. Letters of credit in the amount of $40 million as of September 27, 2002, have been issued on behalf of the Corporation by several financial institutions and reduce the

amount available under the credit facilities. The letters of credit, which are for the benefit of a securities clearinghouse, have been issued for the contingent purpose of financing and supporting margin requirements. As of September 27, 2002, no amounts were outstanding under the line of credit arrangements and approximately $85 million was available to the Corporation for either loans or letters of credit. The Corporation is required to pledge customer securities to secure outstanding obligations under the credit facilities.

Legal – The Corporation is a party to a number of legal and regulatory matters arising in the ordinary course of its business. In management's opinion, the Corporation has adequate legal defenses respecting each of these actions and does not believe that any such matters, either individually or in the aggregate, will materially affect the Corporation's financial position.

General Contingencies – In the general course of business, there are various contingencies which are not reflected in the statement of financial condition. These include the Corporation's customer activities involving the execution, settlement and financing of various customer securities transactions. These activities may expose the Corporation to off-balance-sheet credit risk in the event the customers are unable to fulfill their contracted obligations.

The Corporation's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Corporation extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Corporation executes and clears customer transactions involving the sale of securities not yet purchased ("short sales"). Such transactions may expose the Corporation to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Corporation may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Corporation seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Corporation monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or to reduce positions when necessary.

The Corporation records transactions on a settlement date basis, which is generally three business days after trade date. The risk of loss on unsettled transactions is identical to that of settled transactions and relates to customers and other parties ability to fulfill their contractual obligations.

The Corporation borrows and loans securities both to cover short sales and to complete client transactions in the event that a client fails to deliver or receive securities by the required date. Securities borrowed and securities loaned transactions are reported as collateralized financings except where other securities are used as collateral. Securities borrowed transactions require the Corporation to deposit cash or other collateral with the lender. With respect to securities loaned, the Corporation receives cash or other collateral in an amount generally in excess of the market value of securities loaned. Failure to maintain levels of cash deposits or pledged securities at all times at least equal to the value of the related securities can subject the Corporation to risk of loss. The Corporation monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary.

The Corporation's principal sources of liquidity are the Corporation's assets, consisting mainly of U.S. Treasury Bills and repurchase agreements held in safekeeping for customers. These assets are financed primarily by the Corporation's customer credit balances. Changes in securities market volumes and

related customer borrowing demands affect the Corporation's financing requirements. In the event existing internal and external financing resources are not sufficient, the Corporation may be required to seek additional financing from its Parent Company or from other sources. The availability of financing from other sources will depend on a variety of factors, such as market conditions, operating profitability, the general availability of credit, credit rating and credit capacity.

As of September 27, 2002, customer margin securities of approximately $1.2 billion and stock borrowings of approximately $898 million were available to the Corporation to utilize as collateral on various borrowings or for other purposes. The Corporation had sold or repledged approximately $1.4 billion of available collateral as of September 27, 2002.

6. RELATED PARTY TRANSACTIONS

The Corporation's common stock has been pledged as collateral on the Parent Company's revolving line of credit. From time to time, the Corporation has transferred cash to or received cash from the Parent Company to service Parent Company obligations or to supplement the Corporation's existing cash flow in support of net capital requirements.

During the year ended September 27, 2002 property and equipment with a carrying value of $2,071,947, net of deferred income taxes of $542,670, was transferred to the Parent Company. No gain or loss was recognized as a result of this transaction.

During the year ended September 27, 2002, certain assets from broker-dealers related by common ownership were transferred to the Corporation from the Parent Company. This transfer is reflected in the accompanying statement of financial condition as a capital contribution. A summary of the net assets contributed follows:

Goodwill	$ 140,837,798
Acquired intangible assets	14,936,572
Deferred income taxes	(987,313)
Net assets contributed	$ 154,787,057

7. DEFERRED INCOME TAXES

Deferred income taxes consist of the following:

Deferred tax liabilities	$ 4,199,202
Deferred tax assets	(2,130,638)
Net deferred tax liability	$ 2,068,564

8. SUBSEQUENT EVENT

On October 18, 2002, Datek Online Financial Services LLC, a wholly-owned subsidiary of the Parent Company, transferred its customer relationships, including related goodwill of approximately $496,000,000, acquired intangible assets of approximately $230,000,000, and related deferred income taxes of approximately ($94,000,000) to the Corporation in exchange for 2,388 shares of the Corporation's Common Stock. There was no material impact to the Corporation's regulatory net capital as a result of this transaction.

INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Ameritrade, Inc.
Omaha, Nebraska

In planning and performing our audit of the statement of financial condition of Ameritrade, Inc. (formerly Advanced Clearing, Inc.) (the "Corporation") (a wholly-owned subsidiary of Ameritrade Holding Corporation) as of September 27, 2002 (on which we have issued our report dated November 15, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the statement of financial condition and not to provide assurance on the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Corporation (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Corporation in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the

Our consideration of the Corporation's internal control would not necessarily disclose all matters in the Corporation's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Corporation's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at September 27, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Omaha, Nebraska
November 15, 2002

AMERITRADE, INC.
(FORMERLY ADVANCED CLEARING, INC.)

Statement of Financial Condition as of September 27, 2002 and Supplemental Report on Internal Control as of September 27, 2002 and Independent Auditors' Report

Filed in Accordance with Rule 17a-5(e)(3) as a PUBLIC DOCUMENT